EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-39249 and 333-178671 on Form S-8 of Pioneer Natural Resources Company of our report dated June 28, 2022, with respect to the statements of net assets available for benefits of the Pioneer Natural Resources USA 401(k) and Matching Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplemental schedule of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2021, which report appears in the December 31, 2021, annual report on Form 11-K of the Pioneer Natural Resources USA 401(k) and Matching Plan for the year ended December 31, 2021.

/s/ Whitley Penn LLP

Dallas, Texas
June 28, 2022